EXHIBIT 21.1

MICRON TECHNOLOGY, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	State (or Jurisdiction) in which Organized
IM Flash Technologies, LLC	Delaware
IM Flash Singapore, LLP	Singapore
Lexar Media, Inc.	Delaware
Micron Europe Limited(1)	United Kingdom
Micron Japan, Ltd.(1)	Japan
Micron Semiconductor Asia Pte. Ltd.(1)	Singapore
Micron Semiconductor B.V.	Netherlands
Micron Semiconductor International, Ltd.	Cayman Islands
Micron Semiconductor Israel Ltd.	Israel
Micron Semiconductor Italia S.r.l.	Italy
Micron Semiconductor Malaysia Sdn. Bhd.	Malaysia
Micron Semiconductor Products, Inc.(2)	Idaho
Micron Semiconductor (Xi’an) Co., Ltd.	China
Micron Technology Italia S.r.l.	Italy
Numonyx B.V.	Netherlands
Numonyx Holdings B.V.	Netherlands

(1) Also does business as Lexar Media
(2) Also does business as Crucial Technology